82-2142



BTRsec/RLS Admin/Letters/2003/0040

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA



8 May 2003

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Major Interests in Shares.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. B. Mangino
Mr. M. Downing

SEC No 82 - 2142



"emailalert@hemscott.co.uk" <emailalert

08/05/2003 10:46

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:8422K
Invensys PLC
08 May 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Aviva plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The notification has been made by Aviva plc on behalf of itself and its subsidiary Morley Fund Management Limited.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd	47,320,114
BT Globenet Nominees Ltd	38,780
Chase GA Group Nominees Ltd	76,985,482
Chase Nominees Ltd	7,492,802
CUIM Nominee Ltd	38,975,801
RBSTB Nominees Ltd	4,360,482

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security


SEC MAIL
RECEIVED
PROCESSING
MAY 16 2003
WASH. D.C.
SECTION

Ordinary shares of 25p each

10) Date of transaction

6 May 2003

11) Date company informed

7 May 2003

12) Total holding following this notification

175,173,461

13) Total percentage holding of issued class following this notification

5.01%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213538

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 8 May 2003

END

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